6/18



03022953

82- SUBMISSIONS FACING SHEET

MICROFICHE CONTROL LABEL

REGISTRANT'S NAME Banco Mercantil Sociedad Anonima

*CURRENT ADDRESS

82-4296

AR/S

12-31-02

**FORMER NAME

**NEW ADDRESS

FILE NO. 82- 4296 FISCAL YEAR 12-31-02

* *Complete for initial submissions only* ** *Please note name and address changes*

INDICATE FORM TYPE TO BE USED FOR WORKLOAD ENTRY:

12G3-2B	*(INITIAL FILING)*	☐	*AR/S*	*(ANNUAL REPORT)*	☑
12G32BR	*(REINSTATEMENT)*	☐	*SUPPL*	*(OTHER)*	☐
DEF 14A	*(PROXY)*	☐			

OICF/BY: dlw

DATE : 6/23/03

(A free translation from the original issued in Spanish)

BANCO MERCANTIL SOCIEDAD ANONIMA

Financial statements at December 31, 2002 and 2001

CONTENTS

Bs = boliviano
US$ = U.S. dollar



PricewaterhouseCoopers S.R.L.
La Paz - Bolivia
Edificio Hansa piso 19
Central piloto (591-2) 2408181
Fax (591-2) 211-2752
Casilla No. 590

(A free translation from the original issued in Spanish)

INDEPENDENT AUDITORS' REPORT

February 17, 2003

To the President and Board of Directors of
Banco Mercantil Sociedad Anónima
La Paz

We have audited the accompanying balance sheets of Banco Mercantil Sociedad Anónima at December 31, 2002 and 2001 and the corresponding statement of income, statement of changes in shareholders' equity and statement of cash flow for the years then ended, as well as the accompanying notes 1 through 14. These financial statements are the responsibility of the Bank's management. Our responsibility is to express an opinion on these financial statements based on our audits.

We conducted our audits in accordance with generally accepted auditing standards in Bolivia. These standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatements. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statements presentation. We believe that our audits provide a reasonable basis for our opinion.

In our opinion, the financial statements referred to above present fairly, in all material respects, the financial position of Banco Mercantil Sociedad Anónima at December 31, 2002 and 2001 and the results of its operations, its changes in financial situation for the years then ended, in conformity with generally accepted accounting principles in Bolivia, legal requirements and regulations issued by the Bolivian Central Bank and the Regulator of Banks and Financial Entities.

In accordance with the Compilation of Standards issued by the Regulator of Banks and Financial Entities, the financial statements mentioned in the first paragraph have been prepared from the accounting records of the Bank which are maintained in accordance with current legal requirements.

The General Extraordinary Shareholders' Meeting held on July 21, 1995 approved the technical revaluations of the Bank's fixed assets based on the report of the independent professional appraisal of Price Waterhouse Consultores de Empresas Ltda. As mentioned in Note 8.f), such technical appraisal is permitted by legal dispositions and generally accepted accounting principles

PRICEWATERHOUSECOOPERS

in Bolivia. However, so as not to contravene resolutions of the Regulator of Banks and Financial Entities issued on January 26, 1996 (after the revaluation was carried out), this revaluation has not been recorded in the Bank's accounting books. Should the above mentioned appraisal have been booked, the Banks' shareholders' equity would increase by approximately US$ 2,000,000.

PricewaterhouseCoopers SRL

BANCO MERCANTIL SOCIEDAD ANONIMA

BALANCE SHEET AT DECEMBER 31, 2002 AND 2001

	Note		2002 Bs		2001 (Restated and reclassified) Bs
ASSETS					
Cash and cash equivalents	8 a)		288,766,935		259,830,185
Short term investments	8 c.1)		751,035,738		853,614,990
Loan portfolio			2,682,327,753		2,854,746,081
Current loans	8 b.1)	2,520,918,299		2,669,868,810	
Overdue loans	8 b.2)	30,808,157		32,321,382	
Loans in default	8 b.3)	315,950,014		265,484,860	
Accrued interest receivable		35,026,389		50,832,396	
Provision for doubtful loans	8 b.4)	(220,375,106)		(163,761,367)	
Other accounts receivable	8 d)		32,433,359		30,343,876
Assets received in payment of loans	8 e)		60,395,613		36,139,908
Long term investments	8 c.2)		104,718,038		115,719,300
Fixed assets	8 f)		183,277,314		199,414,973
Other assets	8 g)		97,378,285		86,048,609
Total assets			4,200,333,035		4,435,857,922
LIABILITIES AND SHAREHOLDERS' EQUITY					
LIABILITIES					
Sight deposits	8 h)		3,300,393,463		3,411,288,294
Liabilities with tax authorities	8 i)		22,134,446		21,454,381
Liabilities with banks and financial entities	8 j)		364,094,687		440,472,718
Other accounts payable	8 k)		71,099,396		91,640,291
Provisions	8 l)		3,781,050		745,344
Subordinated liabilities	8 m)		22,792,320		39,653,112
Total liabilities			3,784,295,362		4,005,254,140
SHAREHOLDERS' EQUITY					
Paid in capital	9 a)		195,148,600		190,864,600
Non capitalized contributions			118,679,600		-
Global equity adjustment	9 b)		-		101,178,031
Reserves	9 c)		72,113,256		30,987,613
Retained earnings			30,096,217		107,573,538
Total shareholders' equity			416,037,673		430,603,782
Total liabilities shareholders' equity			4,200,333,035		4,435,857,922
CONTINGENT ACCOUNTS	8 t)		307,473,896		348,592,774
MEMORANDUM ACCOUNTS	8 u)		10,224,799,415		11,114,205,287

Accompanying Notes 1 to 14 form an integral part of these financial statements

Eduardo Quintanilla Y.
President

Heriberto Isnado
Financial Auditor

Enrique Nowak
Trustee

BANCO MERCANTIL SOCIEDAD ANONIMA

STATEMENT OF INCOME FOR THE YEARS ENDED DECEMBER 31, 2002 AND 2001

	Note	2002	2001 (Restated and reclassified)
		Bs	Bs
Financial income	8 n)	383,808,809	475,499,462
Financial expenses	8 n)	(121,677,815)	(206,920,236)
Gross financial income		262,130,994	268,579,226
Adjustment for inflation		(1,577,155)	(1,465,152)
Financial income before doubtful loans		260,553,839	267,114,074
Recovery of financial assets	8 o)	1,788,670	5,376,896
Uncollectible charges and depreciation of fixed assets	8 p)	(116,470,335)	(76,678,833)
Financial income after doubtful loans		145,872,174	195,812,137
Other operational income	8 q)	90,333,039	74,179,929
Other operational expenses	8 q)	(41,385,388)	(27,736,920)
Gross operational income		194,819,825	242,255,146
Administrative expenses	8 s)	(164,859,930)	(185,842,889)
Net operational income		29,959,895	56,412,257
Extraordinary income		-	444,818
Net income for the year before prior years adjustments		29,959,895	56,857,075
Prior years income	8 r)	328,790	-
Prior years expenses	8 r)	(240,194)	(158,585)
Net income for the year		30,048,491	56,698,490

Accompanying Notes 1 to 14 form an integral part of these financial statements

Eduardo Quintanilla Y. President	Heriberto Isnado Financial Auditor	Enrique Nowak Trustee

BANCO MERCANTIL SOCIEDAD ANONIMA

STATEMENT OF CHANGES IN SHAREHOLDERS' EQUITY
FOR THE YEARS ENDED DECEMBER 31, 2002 AND 2001

	PAID IN CAPITAL Bs	NONCAPITALIZED CONTRIBUTIONS Bs	GLOBAL EQUITY ADJUSTMENT Bs
Balances at December 31, 2000	183,220,600	3,702,000	102,838,771
Legal reserve 1999	-	-	-
Legal reserve 2000	-	-	-
Capitalization approved by General Extraordinary Shareholders' Meeting dated March 21, 2001 for the payment of liabilities with FONDESIF	-	3,942,000	-
Capitalization of non capitalized contributions approved by the Regulator of Banks and Financial Entities through Resolution SB/106/2001, dated August 27, 2001	7,644,000	(7,644,000)	-
Dividends paid	-	-	(6,739,347)
Net income for the year	-	-	5,078,607
Balances at December 31, 2001	190,864,600	-	101,178,031
Legal reserve 2001	-	-	-
Dividends paid approved by 129th. Shareholders' Meeting dated April 17, 2002	-	-	(2,624,388)
Transfer of non-capitalized contributions	-	118,679,600	(62,603,600)
Capitalization of non capitalized contributions approved by the Regulator of Banks and Financial Entities through Resolution SB/082/2002, dated July 26, 2002	4,284,000		-
Transfer of Global Equity Adjustment			(35,950,043)
Net income for the year	-	-	-
Balances at December 31, 2002	195,148,600	118,679,600	-

Accompanying Notes 1 to 14 form an integral part of these financial statements

Eduardo Quintanilla
President

Heriberto
Financial

BANCO MERCANTIL SOCIEDAD ANONIMA

STATEMENT OF CHANGES IN FINANCIAL SITUATION
FOR THE YEARS ENDED DECEMBER 31, 2002 AND 2001

	2002	2001 (Restated and reclassified)
	Bs	Bs
Cash flows from operating activities		
Net income for the year	30,048,491	56,698,490
Operations affecting the income for the year not generating movement of funds:		
Accrued interest not collected	(45,098,542)	(66,404,685)
Accrued interest not paid	45,405,749	57,830,193
Provisions for doubtful loans and contingent assets	61,755,063	64,164,635
Provisions for impairment	1,688,644	4,209,186
Provisions for social benefits	(452,000)	3,517,237
Provisions for taxes and other accounts payable	(13,843,249)	3,008,738
Depreciations and amortizations	29,714,391	29,680,041
Income from non financial long term investments	(2,624,388)	(6,739,347)
Funds obtained from the income for the year	106,594,159	145,964,488
Interest collected (charges paid) in the year, accrued in prior years on:		
Loan portfolio	50,832,396	64,426,564
Cash - long/short term investments	15,572,289	15,858,661
Sight deposits	(48,754,603)	(60,734,976)
Liabilities with banks and financial entities	(7,570,478)	(10,862,488)
Other liabilities	(1,505,112)	(1,580,497)
Net increase (decrease) of other assets and liabilities:		
Other accounts payable-advance payments, others-	(4,577,885)	29,572,478
Assets received in payment of loans –sold-	(25,944,349)	-
Other assets -pending operations-	(13,519,442)	(16,249,534)
Other accounts payable-others and provisions-	(6,093,592)	6,066,036
Net cash flow from operating activities-except Intermediation activities	65,033,383	172,460,732
Net cash flow form intermediation activities		
Increase (decrease) of deposits and liabilities by intermediation:		
Sight deposits:		
Sight deposits and savings accounts	12,363,547	211,377,860
Deposits up to 360 days	(87,024,343)	(251,127,064)
Fixed term deposits for more than 360 days	(28,970,856)	(70,933,870)
Liabilities with banks and financial entities:		
Short term	99,207,253	(13,726,825)
Middle and long term	(157,633,740)	(34,217,807)
Other intermediation operations:		
Deposits in transferred current accounts	365,275	(689,353)
Transferred participation in RAL Fund	(340,942)	1,182,724
Liabilities with fiscal institutions	680,065	(3,597,481)
Other accounts payable for intermediation activities	(152,054)	135,403
Increase (decrease) of granted loans:		
Loans granted in the year:		
short term	(399,576,626)	(856,613,403)
middle and long term-more than a year-	(493,768,350)	(730,448,279)
Recovery of loans for the year	993,343,556	1,750,390,417
Net cash flow from (applied to) intermediation activities	(61,507,215)	1,732,322
Carried forward	3,526,168	174,193,054

BANCO MERCANTIL SOCIEDAD ANONIMA

STATEMENT OF CHANGES IN FINANCIAL SITUATION
FOR THE YEARS ENDED DECEMBER 31, 2002 AND 2001

	2002 Bs	2001 (Restated and reclassified) Bs
Brought forward	3,526,168	174,193,054
Cash flows applied to financing activities		
Decrease of loans:		
Liabilities with BCB -except funds for loans	(13,967,404)	(51,782,668)
Subordinated liabilities	(15,708,000)	(4,487,999)
Shareholders' accounts		
Dividends paid	(41,990,212)	(53,272,942)
Net cash flow applied to financing activities	(71,665,616)	(109,543,609)
Cash flows applied to investing activities:		
Net increase (decrease) in:		
Short term investments	99,686,857	(26,864,885)
Long term investments	8,776,306	(26,268,364)
Fixed assets	(7,606,826)	(28,586,110)
Other assets	329,573	783,599
Deferred charges	(4,109,712)	(8,812,396)
Net cash flow applied to investing activities	97,076,198	(89,748,156)
Increase (decrease) of funds during the year	28,936,750	(25,098,711)
Cash and cash equivalents at beginning of year	259,830,185	284,928,896
Cash and cash equivalents at end of year	288,766,935	259,830,185

Accompanying Notes 1 to 14 form an integral part of these financial statements

Eduardo Quintanilla Y. President	Heriberto Isnado Financial Auditor	Enrique Nowak Trustee

BANCO MERCANTIL SOCIEDAD ANONIMA

NOTES TO THE FINANCIAL STATEMENTS AT DECEMBER 31, 2002 AND 2001

NOTE 1 – ORGANIZATION

a) Organization of the Bank

Banco Mercantil S.A., with 97 years of continuous work is one of the oldest banks in Bolivia, and as such has the longest tradition in the market. It was founded by the Law of the Republic on December 11, 1905, by the mining entrepreneur Simon I. Patiño. Its legal domicile is located in La Paz at 277 Ayacucho Street.

The main objectives of the Bank are as follows:

1) Be the soundest bank in Bolivia

2) Obtain high profitability. To this end the Bank intends to:

   a) Maintain a portfolio according to the level of the Bank's market share

   b) Be the bank with the greatest efficiency in terms of financial handling

   c) Improve non financial income

   d) Increase business generated by contingent operations

   e) Decrease loans in default

   f) Improve efficiency, by emphasizing increased expenditure control

3) Optimize operational risks decrease processes. To accomplish this, the Bank must:

   a) Reinforce intrernal controls

   b) Reinforce security systems controls

   c) Reinforce physical security controls

Fulfilling these objectives will enable the Bank to remain sound and profitable, with services that satisfy the needs of our clients.

The Bank has a considerable geographic presence in Bolivia. It also covers most sectors of economic activity, segments and types of businesses. In other words, it is present in the entire range of activities. Most importantly, it is diversifying sources of collections and the dispersment of loans, in order to achieve a better distribution of risk and greater stability in collections. The Bank has branches in La Paz, Cochabamba, Santa Cruz, Oruro, Tarija, Beni, Chuquisaca and Potosí, with 8 central offices in department capitals, 23 urban agencies and 8 rural agencies, located in the above mentioned cities and departments, and a representative office in Buenos Aires, Argentina.

BANCO MERCANTIL SOCIEDAD ANONIMA

NOTES TO THE FINANCIAL STATEMENTS AT DECEMBER 31, 2002 AND 2001

NOTE 1 - ORGANIZATION (Cont.)

At December 31, 2002, the number of employees of the Bank totaled 718, of which 685 are permanent employees and 33 are temporary employees.

b) **Significant facts regarding the situation of the Bank**

The year 2002 was characterized by the worsening of the economic crisis Bolivia is going through, which presents political and economic factors. In the economic field, we must point out the unfortunately, Bolivia decreased its economic activity, which led to the Bank's decrease in deposits in US$ 16,300,000, although there was an increase in sight deposits for US$ 3,200,000. Also, the loan portfolio kept contracting and the decrease for the year was US$ 13,300,000. In addition, the decrease of economic activity in Bolivia, brought on by the contraction of the aggregate demand, affected our clients and caused an increase in the default and therefore, greater levels of the provision for doubtful loans. However, the Bank's profits was equivalent to US$ 4,000,000 which represents 7.22% of shareholders' equity.

In the political field, the programmed elections were held in June. The first month after the elections was characterized by the unstability caused by a flight of deposits from the Bank and the Financial System in general, which was dealt with by the Bank, thanks to the aforementioned policy of maintaining high liquidity levels. At present, a great part of the withdrawn cash has returned to the Bank, which indicates that people's trust in the Banking System is gradually returning as well.

In the international field, the Bank has a well-earned reputation supported by the existence of numerous loans and long term lines of credit granted directly by various important international financial organizations, such as: Corporación Andina de Fomento, FMO from Holland, Corporación Financiera Internacional of the World Bank and Corporación Interamericana de Inversiones of Banco Interamericano de Desarrollo. Likewise, foreign private banks operating at an international level have also provided the Bank with financial advantages for the development of foreign trade operations. Some of these entities are Bank of America, Dresdner Bank Lateinamerika, Banco Atlantico, The Bank of New York, First Union Bank, Standard and Chartered, Barclays, and others.

In the operational field, the new first line technology computer system is at present fully implemented. Although the implementation of the aforementioned system took very long, we are certain that the benefits for the Bank will enable us to improve the attention to clients. The Bank has important projects for the future, which share a common objective, such projects are: a) Installation of Datawarehouse, software which will provide better managerial information, b) Call Center Project and c) Internet Banking.

BANCO MERCANTIL SOCIEDAD ANONIMA

NOTES TO THE FINANCIAL STATEMENTS AT DECEMBER 31, 2002 AND 2001

NOTE 1 – ORGANIZATION (Cont.)

b) **Significant facts regarding the situation of the Bank** (Cont.)

This year, we suffered the great loss of Mr. Javier Zuazo Chávez, head of the Bank during the last 30 years, period in which the Bank was characterized by its conservative policies that made it the soundest entity in Bolivia. We are certain that his heirs, as well as the Bank's executives, will carry on with his work.

NOTE 2 – ACCOUNTING PRINCIPLES

The financial statements have been prepared in conformity with generally accepted accounting principles in Bolivia, which do not differ significantly from those accepted internationally, and standards from the Regulator of Banks and Financial Entities.

The preparation of the financial statements, in accordance with the above mentioned principles, requires that the administration of the Bank make estimations that affect the amounts in assets and liabilities and the presentation of contingent assets and liabilities at the date of the financial statements, as well as the amounts of the income for the year. Actual results may differ from the estimations made. However, these estimations were made in strict compliance with the current accounting and regulatory framework.

The most significant accounting policies applied by the Bank are as follows:

2.1 Basis for the preparation of financial statements

The present financial statements have been prepared in constant values, recognizing the effects of inflation. To this end, the guidelines established by the Regulator of Banks and Financial Entities included in the current accounting manual for banks and financial entities have been followed, along with the modifications and updates made so far, which are all mandatory. These guidelines are in conformity with generally accepted accounting principles in Bolivia, in all significant respects.

The index used to restate non-monetary items is the fluctuation in the exchange rate between the boliviano and the United States dollar.

2.2 Presentation of financial statements

The accompanying financial statements at December 31, 2002 and 2001 consolidate the financial statements of the Bank's offices in La Paz, Santa Cruz de la Sierra, Cochabamba, Oruro, Tarija, Trinidad, Sucre and Potosi.

2.2 Presentation of financial statements (Cont.)

In order to standardize the classification of the loan portfolio in conformity with the Accounting Manual for Banks and Financial Entities in force at December 31, 2002, we have reclassified loans with a 30-day delay as current loans, as well as their related accounts of financial interest and provisions.

2.3 Valuation criteria

a) Foreign and local currency with maintenance value clauses and housing promotion unit

Assets and liabilities in foreign currency and local currency with value maintenance are valued and restated respectively at year-end exchange rates. Exchange differences and adjustments, respectively, arising from this procedure are included in the income for the year.

Assets and liabilities in housing promotion units are adjusted according with the consumer price index, reported in the quotation chart presented by the Bolivian Central Bank.

b) Short term investments

Short term investments include all the investments made with a due date under 90 days from their issue or purchase date. They also include investments with maturities longer than 90 days which are negotiable at the Bolivian Stock Market.

- Fixed term deposits in local and foreign financial entities and Treasury bills are valued at their cost restated at year end plus accrued financial interest

- Mutual funds and RAL Fund are valued at net realizable value.

c) Loan portfolio

Loan balances include the disbursed capital plus interest accrued at the end of each year with the exception of those current loans qualified as 3, 4 and 5, overdue loans and loans in default, which do not accrue interest. The calculation of the provision for doubtful loans is based on the Bank's evaluation of the entire loan portfolio.

The above mentioned evaluation was made taking into account the current Regulation for Evaluation and Qualification of Loan Portfolios and the modifications and updates made so far, which are part of the Compilation of Standards laid down by the Regulator of Banks and Financial Entities.

2.3 **Valuation criteria** (Cont.)

c) **Loan portfolio** (Cont.)

The specific provision for doubtful loans of Bs220,092,700 (2001 Bs163,761,367), is considered sufficient to cover losses which may arise in the recovery of existing loans. In addition, at December 31, 2002, there is a generic provision for Bs282,406.

d) **Other accounts receivable**

The balances of other accounts receivable comprise rights derived from various operations of financial intermediation, which are not included in the portfolio group, advance payments and various loans in favor of the Bank, which are recorded at restated cost.

The provision for doubtful loans at December 31, 2002 and 2001 of Bs15,197,681 and Bs12,709,279 respectively, is considered sufficient to cover losses which may arise in the recovery of those loans.

e) **Assets received in payment of loans**

Assets received in payment of loans are recorded at their adjudicated value, book value or estimated realizable value, whichever is lower. Such assets are not restated and an annual provision for impairment of 20% is made, in accordance with article 57° of Law N° 1488 dated April 14, 1993, if they remain unsold after two years for assets and three for land and buildings, provided that these were adjudicated between January 1, 1999 and December 31, 2002, according to article 13, chapter III of the Law of the Special Economic Reactivation Fund and Strengthening of Financial Intermediation Entities N° 2196, passed on May 4, 2001. Otherwise, one year for assets and two years for land and buildings.

It is important to point out that in accordance with the Law of Norm Strengthening and Financial Supervision N° 2297, dated December 20, 2001, the assets that go on to become property of a financial intermediation entity, as from January 1, 2003, are to be sold within a year from their adjucation date. Consequently, a provision of at least 25% of their book value must be constituted at the adjudication date. If the assets are not sold within the above mentioned term, provisions of at least 50% of their book value are to be constituted after a year of the adjucation date and of 100% by the end of the second year from the adjucation date.

The value of these assets, taken as a whole, is not greater than their net realizable value. Accounting Standard N° 3 issued by the Bolivian College of Auditors requires these assets to be restated on account of the variation of the exchange rate between the boliviano and the United States dollar. The effect of not using this procedure implies a non-material decrease in the income for the year and in unappropriated retained earnings.

NOTE 2 – ACCOUNTING PRINCIPLES (Cont.)

2.3 **Valuation criteria** (Cont.)

e) **Assets received in payment of loans** (Cont.)

According to Resolution SB N° 119/96 approved by the Regulator of Banks and Financial Entities, in effect as from January 1, 1997, any asset adjudicated or received in payment of concepts other than the amortization of capital, such as interest, recovery of expenses and others, must be recorded with a value of Bs1. The provision for impairment of assets received in payment of loans at December 31, 2002 and 2001 of Bs16,328,255 and Bs14,639,611, respectively is considered sufficient to cover losses which may arise in the sale of these assets.

f) **Long term investments**

Includes all investments with a due date of more than 90 days with respect to their issue date, not tradable on the Bolivian Stock Market, and valued according to the following criteria:

- **Fixed term deposits**

These include investments in Bolivian and foreign entities with a due date of more than 90 days with respect to their issue date and are valued at restated cost plus accrued interest.

- **Treasury bills and bonds**

Includes investments which have a due date of more than 90 days with respect to their issue date and are valued at restated cost plus accrued financial interest.

- **Investment bonds**

They are valued at their restated cost less the provision for impairment.

- **Investments in other companies**

Includes investments in Mercantil de Inversiones Bursátiles S.A. – MIBSA, Sociedad Administradora de Fondos de Inversión Mercantil S.A. – SAFIMSA, Universal Brokers S.A. – UNIBROSA and Warrant Mercantil S.A. – WAMSA, which are valued at proportional equity value.

- **Administradora de Tarjetas de Crédito S.A.**

Valued using the equity method.

- **Telephone shares**

Valued at net realizable value.

NOTE 2 – ACCOUNTING PRINCIPLES (Cont.)

2.3 **Valuation criteria** (Cont.)

f) **Long term investments** (Cont.)

- **Other investments**

Valued at restated cost or cost, whichever is applicable.

g) **Fixed Assets (Except works of art)**

Real estate assets at August 31,1991 and the furniture and fixtures at December 31, 1985 were valued by an independent appraiser at those dates. These values were restated at year end in accordance with the variation in the exchange rate of the United States dollar. Depreciation is calculated using the straight line method based on restated values, over the remaining useful life of each asset, as determined by the appraiser.

Assets acquired after the technical appraisals are included at restated cost at year end. Accumulated depreciation is calculated using the straight line method at rates sufficient to extinguish the assets over their estimated useful lives. The total value of fixed assets does not exceed their market value.

Maintenance, repairs, renovations and improvement expenses, which do not extend the useful life of the assets, are charged to income when incurred.

h) **Works of art**

Works of art in La Paz, Santa Cruz, and Cochabamba included in fixed assets are valued in accordance with an independent technical appraisal conducted in December 1994. Remaining works of art are valued at their restated cost.

i) **Other assets**

- **Stationery, supplies and materials**

Stationery, supplies and materials are valued at purchase cost.

- **Organizational expenses**

Organizational expenses are valued at cost and are amortized at a 25% annual rate.

- **Pending operations**

Pending operations refer mostly to temporary operations, which shall be regularized immediately after closing date.

NOTE 2 – ACCOUNTING PRINCIPLES (Cont.)

2.3 Valuation criteria (Cont.)

j) Provision for employees' indemnities

The provision for employees' indemnities has been made for the total accrued liability for all employees at the end of the year. In accordance with current legislation, once employees have completed five consecutive years of service, they are entitled to receive one month's salary for each year of service, even in the case of voluntary retirement.

k) Shareholders' equity

In accordance with Accounting Standard N° 3 of the Bolivian College of Auditors, the Bank restated total Shareholders' Equity in accordance with the variation of the official exchange rate between the U.S. dollar and the boliviano. Adjustments to paid in capital, non-capitalized contributions, reserves and retained earnings are recorded in the equity account "Equity Adjustment". The counterpart of these adjustments is recorded in the income account "Adjustment for inflation".

l) Income for the year

The Bank determines the income for the year in accordance with Accounting Standard N° 3 of the Bolivian College of Auditors by restating, in constant value, each line of the statement of income. The account "Adjustment for inflation" reflects the effect of inflation on the income for the year.

m) Financial interest and commissions earned

Interest earned on current loans is recorded using the accrual method except for those qualified as deficient loans (3), doubtful loans (4) and default loans (5). Interest earned on short term and fixed yield long term investments is recorded using the accrual method. Interest earned on loans with a 30-day delay, overdue loans, loans in default, current loans classified as deficient loans (3), doubtful loans (4) and losses (5) are recorded when collected. Commissions earned are recorded using the accrual method except for fixed commissions, which are recorded when collected.

n) Interest expense

Interest expense is recorded using the accrual method.

o) Corporate Income Tax

The Bank is subject to the Corporate Income Tax established in Law N° 843, modified by Law N° 1606. The tax rate is 25% and is considered a payment in relation to the Transactions Tax.

BANCO MERCANTIL SOCIEDAD ANONIMA

NOTES TO THE FINANCIAL STATEMENTS AT DECEMBER 31, 2002 AND 2001

NOTE 3 – CHANGES IN ACCOUNTING POLICIES AND PRACTICES

a) As referred to in Note 2, (2.1), the Regulator of Banks and Financial Entities disposed the use of the Accounting Manual for Banks and Financial Entities, in force as from January 1, 1989, through Resolution N° SB/119/88 dated November 29, 1988, modified subsequently through Circulars N° SB/189/93 dated December 17, 1993 mandatory as from January 1, 1994, SB/305/99 dated December 9, 1999, mandatory as from January 1, 2000, N° SB/315/2000 dated May 31, 2000, applicable as from July 1, 2000, N° SB/360/01 dated October 31, 2001, mandatory as from November 1, 2001, N° SB/362/01 dated October 31, 2001, applicable as from December 31, 2001, Circular N° 364/01 dated December 12, 2001, applicable as from January 2, 2002, Circular N° 375/02 dated February 14, 2002 applicable as from February 28, 2002, Circular N° SB/403/2002 dated August 28, 2002, applicable as from September 9, 2002, Circular SB/414/2002 dated November 29, 2002 and Circular SB/415/2002 dated December 3, 2002, all of which approved the update of the Accounting Manual for Banks and Financial Entities, respectively.

b) At December 31, 2001, the Bank changed the method used in the estimation of the provision for doubtful loans in order to meet the requirements of Circular SB/347/01 issued by the Regulator of Banks and Financial Entities on May 31, 2001, which considers real estate guarantee for the constitution of provisions for new loans that imply a net increase of the portfolio, in relation to any given borrower. The application of this criterion did not generate any significant effect on the financial statements taken as a whole.

Likewise, as mentioned in Note 2.3 e), at December 31, 2001, the Bank modified the criteria used in the calculation of the provision for impairment of assets received in payment of loans, based on the holding period of time of such assets acquired between January 1, 1999 and December 31, 2002, which was increased to 2 years for assets and 3 years for real estate. The application of this criterion did have no effect whatsoever on the Bank's financial statements.

As referred to in Note 2.3, subparagraph c), in accordance with Supreme Decree 26838 dated November 9, 2002, unpaid loans for over 30 days from their due date are considered loans in default. Consequently, at December 31, 2002, the Bank considers these current loans and records financial interest earned by these loans using the accrual method as from the moment the aforementioned Supreme Decree became in force.

NOTE 4 – RESTRICTED ASSETS

At December 31, 2002 and 2001 the restricted assets were as follows:

BANCO MERCANTIL SOCIEDAD ANONIMA

NOTES TO THE FINANCIAL STATEMENTS AT DECEMBER 31, 2002 AND 2001

NOTE 4 – RESTRICTED ASSETS (Cont.)

	2002	2001 (Restated)
	Bs	Bs
Reserve deposits account	119,883,815	93,793,610
State entities reserve deposit account	6,275,338	6,892,735
Participation RAL Fund	313,601,369	333,174,340
	439,760,522	433,860,685

Likewise, as from October 2001, the Bank participated in the program Special Economic Reactivation Fund (SERF), obtaining loans in the amount of US$ 9,931,014 which, according to Law N° 2196 (Law of the Special Economic Reactivation Fund and Strengthening of Financial Intermediary Entities), is guaranteed by the reprogrammed loan portfolio of the Bank in a one to one relationship. At December 31, 2002 and 2001, the balance of the liability with Nacional Financiera Boliviana S.A.M., entity in charge of the administration of SERF, amounts to US$ 15,014,211 and US$ 9,931,014, equivalent to Bs112,306,296 and Bs74,283,985, respectively.

NOTE 5 – CURRENT AND NON CURRENT ASSETS AND LIABILITIES

At December 31, 2002 and 2001 current and non current assets and liabilities, are composed as follows:

	2002	2001 (Restated)
	Bs	Bs
ASSETS		
CURRENT ASSETS		
CASH AND CASH EQUIVALENTS	288,766,935	259,830,185
SHORT TERM INVESTMENTS	560,663,451	687,740,440
CURRENT LOANS	1,026,173,475	1,164,339,155
OTHER ACCOUNTS RECEIVABLE	32,433,359	30,343,876
LONG TERM INVESTMENTS	36,139,606	49,164,494
OTHER ASSETS	97,378,285	86,048,609
Total current assets	2,041,555,111	2,277,466,759
NON CURRENT ASSETS		
SHORT TERM INVESTMENTS	190,372,287	165,874,550
NON CURRENT LOANS	1,656,154,278	1,690,406,926
LONG TERM INVESTMENTS	68,578,432	66,554,806
ASSETS RECEIVED IN PAYMENT OF LOANS	60,395,613	36,139,908
FIXED ASSETS	183,277,314	199,414,973
Total non current assets	2,158,777,924	2,158,391,163
Total assets	4,200,333,035	4,435,857,922

BANCO MERCANTIL SOCIEDAD ANONIMA

NOTES TO THE FINANCIAL STATEMENTS AT DECEMBER 31, 2002 AND 2001

NOTE 5 – CURRENT AND NON CURRENT ASSETS AND LIABILITIES (Cont.)

	2002 Bs	2001 (Restated) Bs
LIABILITIES		
CURRENT LIABILITIES		
LIABILITIES WITH THE PUBLIC	3,045,670,086	3,136,455,734
SIGHT DEPOSITS WITH FISCAL INSTITUTIONS	22,134,446	21,454,381
LIABILITIES WITH BANKS AND FINANCIAL ENTITIES	179,012,629	169,361,709
OTHER ACCOUNTS PAYABLE	71,099,396	91,640,291
SUBORDINATED LIABLITIES	4,840,320	17,213,112
Total current liabilities	3,322,756,877	3,436,125,227
NON CURRENT LIABILITIES		
LIABILITIES WITH THE PUBLIC	254,723,377	274,832,560
LIABILITIES WITH BANKS AND FINANCIAL ENTITIES	185,082,058	271,111,009
PROVISIONS	3,781,050	745,344
SUBORDINATED LIABLITIES	17,952,000	22,440,000
Total non current liabilities	461,538,485	569,128,913
Total liabilities	3,784,295,362	4,005,254,140

The classification by maturity of assets and liabilities at December 31, 2002 and 2001 is as follows:

BANCO MERCANTIL SOCIEDAD ANONIMA

NOTES TO THE FINANCIAL STATEMENTS AT DECEMBER 31, 2002 AND 2001

NOTE 5 – CURRENT AND NON CURRENT ASSETS AND LIABILITIES (Cont.)

At December 31, 2002 (Expressed in Bolivianos):

	ITEMS	AT 30 DAYS	AT 90 DAYS	AT 180 DAYS	AT 360 DAYS	AT 720 DAYS	AT MORE THAN 720 DAYS	TOTAL
1	CASH AND CASH EQUIVALENTS	288,766,935	-	-	-	-	-	288,766,935
2	SHORT TERM INVESTMENTS	381,157,196	10,033,528	27,811,557	133,410,165	9,001,967	181,370,320	742,784,733
3	CURRENT PORTFOLIO	125,925,807	196,410,752	222,881,395	319,546,067	421,347,281	1,234,806,997	2,520,918,299
4	LONG TERM INVESTMENTS	860,561	7,700,513	12,339,287	17,298,398	12,146,098	56,432,334	106,777,191
	ASSETS	796,710,499	214,144,793	263,032,239	470,254,630	442,495,346	1,472,609,651	3,659,247,158
5	SIGHT LIABILITIES W/PUBLIC (*)	829,603,232	-	-	-	-	-	829,603,232
	Deposits in current account	795,874,265	-	-	-	-	-	795,874,265
	Other sight deposits	33,728,967	-	-	-	-	-	33,728,967
6	SAVINGS ACCOUNT (*)	946,395,346	-	-	-	-	-	946,395,346
7	FIXED TERM DEPOSITS	314,618,479	344,308,367	187,393,286	300,398,805	122,355,576	132,367,801	1,401,442,314
8	RESTRICTED LIABILITIES W/PUBLIC	34,601,584	6,928,180	7,708,130	12,935,231	3,508,961	15,779,060	81,461,146
9	LIABILITIES WITH TAX AUTORITIES	22,134,446	-	-	-	-	-	22,134,446
10	BCB FINANCING	2,618,561	175,754	-	5,107,831	863,585	341,586	9,107,317
11	FONDESIF FINANCING	-	-	-	-	-	-	-
12	SECOND TIER FINANCIAL ENTITIES FINANCING	18,372	779,217	841,736	1,677,562	10,464,615	117,238,282	131,019,784
13	OTHER LOCAL FINANCIAL ENTITIES FINANCING	25,743,556	8,880,000	22,440,000	20,447,813	9,637,702	1,870,000	89,019,071
14	INTERNAL FINANCING	-	-	-	-	-	-	-
15	EXTERNAL FINANCING	10,820,507	2,688,165	32,665,454	12,067,116	19,661,714	25,004,574	102,907,530
16	SUBORDINATED LIABILITIES	352,320	-	4,488,000	-	4,488,000	13,464,000	22,792,320
	LIABILITIES	2,186,906,403	363,759,683	255,536,606	352,634,358	170,980,153	306,065,303	3,635,882,506
17	CONTINGENT ACCOUNTS	103,911,849	51,167,187	45,868,722	51,517,300	47,546,865	7,461,973	307,473,896
	ASSETS/LIABILITIES	0.36	0.59	1.03	1.33	2.59	4.81	1.01

(*) Note: It does not include accrued interest receivable or payable.

At December 31, 2001 (Restated and in bolivianos):

	ITEMS	AT 30 DAYS	AT 90 DAYS	AT 180 DAYS	AT 360 DAYS	AT 720 DAYS	AT MORE THAN 720 DAYS	TOTAL
1	CASH AND CASH EQUIVALENTS	259,830,185	-	-	-	-	-	259,830,185
2	SHORT TERM INVESTMENTS	448,380,639	83,987,479	81,272,390	62,956,532	109,261,825	56,612,725	842,471,590
3	CURRENT PORTFOLIO	125,879,330	196,019,991	207,434,910	373,646,230	472,525,050	1,217,881,876	2,593,387,387 (1)
4	LONG TERM INVESTMENTS	7,854,000	7,959,047	10,678,395	22,507,249	860,561	65,694,245	115,553,497
	ASSETS	841,944,154	287,966,517	299,385,695	459,110,011	582,647,436	1,340,188,846	3,811,242,659
5	SIGHT LIABILITIES W/PUBLIC (*)	805,470,785	-	-	-	-	-	805,470,785
	Deposits in current account	764,050,359	-	-	-	-	-	764,050,359
	Other sight deposits	41,420,426	-	-	-	-	-	41,420,426
6	SAVINGS ACCOUNT (*)	977,024,895	-	-	-	-	-	977,024,895
7	FIXED TERM DEPOSITS	511,632,676	378,167,919	119,158,452	233,645,906	141,541,145	133,291,415	1,517,437,513
8	RESTRICTED LIABILITIES W/PUBLIC	62,600,498	-	-	-	-	-	62,600,498
9	LIABILITIES WITH TAX AUTORITIES	21,454,381	-	-	-	-	-	21,454,381
10	BCB FINANCING	3,696,131	1,631,531	2,760,420	2,497,626	10,974,774	1,514,241	23,074,723
11	FONDESIF FINANCING	-	-	-	-	-	-	-
12	SECOND TIER FINANCIAL ENTITIES FINANCING	9,839,453	11,314,241	11,583,430	16,325,436	24,263,824	95,768,068	169,094,452
13	OTHER LOCAL FINANCIAL ENTITIES FINANCING	506,582	-	-	29,164,646	-	11,507,702	41,178,930
14	INTERNAL FINANCING	-	-	-	-	-	-	-
15	EXTERNAL FINANCING	7,539,661	1,170,740	16,742,833	18,563,856	30,586,541	96,495,859	171,099,490
16	SUBORDINATED LIABILITIES	1,505,112	-	15,708,000	-	4,488,000	17,952,000	39,653,112
	LIABILITIES	2,401,270,174	392,284,431	165,953,135	300,197,470	211,854,284	356,529,285	3,828,088,779
17	CONTINGENT ACCOUNTS	104,077,199	56,713,352	44,149,888	72,846,193	63,521,241	7,284,901	348,592,774
	ASSETS/LIABILITIES	0.35	0.73	1.80	1.53	2.75	3.76	1.00

(1) Loans with a 30-day delay are not included.

BANCO MERCANTIL SOCIEDAD ANONIMA

NOTES TO THE FINANCIAL STATEMENTS AT DECEMBER 31, 2002 AND 2001

NOTE 5 - CURRENT AND NON CURRENT ASSETS AND LIABILITIES (Cont.)

(*) Note: It does not include accrued interest receivable or payable.

NOTE 6 – OPERACIONES CON PARTES RELACIONADAS

In 2002 and 2001, the Bank had balances of asset and liability operations with related companies, which originated income and expenses included in each year. However, these do not exceed the limits established in the Law of Banks and Financial Entities, the regulations of the Regulator of Banks and Financial Entities and the Law of the Bolivian Central Bank.

NOTE 7 – FOREIGN CURRENCY

The financial statements are expressed in bolivianos, which include the equivalent balances of other currencies (primaraly U.S. dollars), as follows:

	2002 Bs	2001 (Restated) Bs
ASSETS		
Cash and cash equivalents	180,535,337	154,614,679
Short term investments	706,782,239	770,134,827
Loan portfolio	2,604,834,018	2,726,471,485
Other accounts receivable	16,133,886	15,431,510
Long term investments	66,288,501	77,128,587
Other assets	50,245,840	42,717,182
	3,624,819,821	3,786,498,270
LIABILITIES		
Liabilities with the public	3,064,834,298	3,161,487,777
Liabilities with banks and financial entities	361,575,338	439,555,090
Provisions	1,839,812	68,715
Other accounts payable	37,299,666	44,315,284
Subordinated liabilities	22,792,320	39,653,112
	3,488,341,434	3,685,079,978
Net asset position	136,478,387	101,418,292
Equivalent in US$	18,245,774	13,558,595

Assets and liabilities in foreign currency were translated to bolivianos at the official exchange rate at December 31, 2002 and 2001 of Bs7,48 and Bs6,81 per US$ 1 respectively, or its equivalent in other currencies.

There are also operations in local currency with value maintenance, with a net asset position at December 31, 2002 and 2001 of Bs2,006,231 and Bs 19,636,078, respectively.

Finally, there are operations expressed in housing promotion units, with a net liability position at December 31, 2002 of Bs4,814,691.

BANCO MERCANTIL SOCIEDAD ANONIMA

NOTES TO THE FINANCIAL STATEMENTS AT DECEMBER 31, 2002 AND 2001

NOTE 8 – COMPOSITION OF THE FINANCIAL STATEMENTS' ACCOUNTS

The financial statements at December 31, 2002 and 2001, are made up of the following groups:

a) CASH

The composition at December 31, 2002 and 2001, is as follows:

	2002 Bs	2001 (Restated) Bs
Cash	104,825,620	103,434,644
Bolivian Central Bank	126,159,153	100,686,346
Foreign banks and correspondents	53,240,533	46,704,558
Sight documents	4,541,629	9,004,637
	288,766,935	259,830,185

b) LOAN PORTFOLIO

The composition at December 31, 2002 and 2001, is as follows:

b.1) CURRENT LOANS

	2002 Bs	2001 (Restated and reclassified) Bs
Advances in checking accounts	19,885,986	21,056,353
Discounted documents	3,871,947	7,033,116
Fixed term loans	107,983,835	140,743,504
Amortizable loans	942,412,906	1,216,421,275
Sale of assets on installments	5,916,053	185,056
Credit cards	31,830,709	39,914,564
Mortgage loans	601,330,052	486,945,008
Deferred letters of credit	9,705,726	7,150,097
Debtors from Central Bank deferred letters of credit	9,471,968	23,262,548
Loans with resources from the Bolivian Central Bank	2,235,948	10,311,126
Loans with resources from second tier financial entities	55,757,194	78,397,192
Loans with resources from foreign entities	58,019,518	61,711,348
Carried forward	1,848,421,842	2,093,131,187

BANCO MERCANTIL SOCIEDAD ANONIMA

NOTES TO THE FINANCIAL STATEMENTS AT DECEMBER 31, 2002 AND 2001

NOTE 8 – COMPOSITION OF THE FINANCIAL STATEMENTS' ACCOUNTS (Cont.)

b) **LOAN PORTFOLIO** (Cont.)

b.1) **CURRENT LOANS** (Cont.)

	2002 Bs	2001 (Restated and reclassified) Bs
Brought forward	1,848,421,842	2,093,131,187
Re-programmed loans with own resources (PRE)	6,488,796	9,360,752
Reactivation bonds NAFIBO	23,331,182	30,967,200
Re-programmed reverted loans (PRE)	-	146,038
Re-programmed loans others NAFIBO	1,863,119	2,714,516
Other re-programmed loans	446,635,267	385,721,007
Re-programmed loans FERE own resources	90,288,959	73,640,742
Re-programmed loans FERE NAFIBO resources	103,889,134	74,187,368
	2,520,918,299	2,669,868,810

b.2) **OVERDUE LOANS**

	2002 Bs	2001 (Restated) Bs
Current account advances	295,490	-
Discounted documents	-	87,606
Fixed term loans	74,800	7,473,189
Amortizable loans	9,136,083	12,665,686
Credit cards	115,029	337,029
Mortgage loans	3,224,200	5,582,566
Loans with resources from second tier financial entities	201,960	-
Guarantees	238,022	-
Re-programmed loans with own resources (PRE)	-	296,045
Other re-programmed loans	12,606,723	5,879,261
Re-programmed loans SERF with own resources	3,118,638	-
Re-programmed loans SERF with NAFIBO resources	1,797,212	-
	30,808,157	32,321,382

BANCO MERCANTIL SOCIEDAD ANONIMA

NOTES TO THE FINANCIAL STATEMENTS AT DECEMBER 31, 2002 AND 2001

NOTE 8 – COMPOSITION OF THE FINANCIAL STATEMENTS' ACCOUNTS (Cont.)

b) **LOAN PORTFOLIO** (Cont.)

b.3) **LOANS IN DEFAULT**

	2002 Bs	2001 (Restated) Bs
Current account advances	2,086,183	2,285,918
Discounted documents	284,264	241,178
Fixed term loans	14,607,164	13,271,085
Amortizable loans	126,665,049	118,069,947
Credit cards	7,241,940	8,083,920
Mortgage loans	29,181,592	29,532,366
Letters of credit	2,716,153	2,716,153
Loans with B.C.B. Resources	191,666	900,094
Loans with resources from other internal financing	1,124,646	1,152,936
Loans with resources from second tier financial entities	20,043,703	33,336,893
Loans with resources from foreign entities	15,616,057	22,188,304
Guarantees	534,791	160,910
Re-programmed loans with own resources (PRE)	3,246,918	3,005,843
Other re-programmed loans	79,575,561	30,539,313
Re-programmed loans SERF with own resources	6,348,288	-
Re-programmed loans SERF with NAFIBO resources	6,486,039	-
	315,950,014	265,484,860

b.4) **PROVISION FOR DOUBTFUL LOANS**

	2002 Bs	2001 (Restated and reclassified) Bs
Specific provision for current loans	36,221,220	10,723,438
Specific provision for overdue loans	5,030,110	1,537,792
Specific provision for loans in default	178,841,370	151,500,137
Generic provision for additional risk factors	282,406	-
	220,375,106	163,761,367

BANCO MERCANTIL SOCIEDAD ANONIMA

NOTES TO THE FINANCIAL STATEMENTS AT DECEMBER 31, 2002 AND 2001

NOTE 8 – COMPOSITION OF THE FINANCIAL STATEMENTS' ACCOUNTS (Cont.)

b) **LOAN PORTFOLIO** (Cont.)

b.4) **PROVISION FOR DOUBTFUL LOANS** (Cont.)

Classification of portfolio by type of loan

At December 31, 2002 (Expressed in bolivianos)

	Current loans	Overdue loans	Loans in default	Contingent loans	Provision for doubtful loans
Commercial loans	1,768,037,970	26,856,740	268,257,104	221,304,174	183,626,226
Mortgage loans	582,340,335	2,373,576	29,291,634	-	19,920,923
Non guaranteed micro-credit	6,501,529	55,319	1,278,848	-	1,525,928
Properly guaranteed micro-credit	30,819,441	160,487	1,439,669	-	1,111,354
Non guaranteed consumer loans	86,062,514	519,613	11,179,355	72,237,230	12,259,537
Properly guaranteed consumer loans	47,156,510	842,422	4,503,404	13,932,492	5,333,407
TOTAL	2,520,918,299	30,808,157	315,950,014	307,473,896	223,777,375

At December 31, 2001 (Restated and reclassified)

	Current loans	Overdue loans	Loans in default	Contingent loans	Provision for doubtful loans
Commercial loans	2,013,592,916	24,706,774	221,715,206	253,395,580	130,664,374
Mortgage loans	476,057,230	5,124,264	25,823,245	-	15,108,414
Non guaranteed micro-credit	5,322,844	120,854	1,200,855	-	1,164,345
Properly guaranteed	-				
micro-credit	3,550,949	229,132	1,665,544	-	1,454,080
Non guaranteed consumer loans	163,505,338	2,079,966	14,090,060	95,197,194	15,092,302
Properly guaranteed consumer	-				
loans	7,839,533	60,392	989,950	-	1,022,601
TOTAL	2,669,868,810	32,321,382	265,484,860	348,592,774	164,506,116

BANCO MERCANTIL SOCIEDAD ANONIMA

NOTES TO THE FINANCIAL STATEMENTS AT DECEMBER 31, 2002 AND 2001

NOTE 8 – COMPOSITION OF THE FINANCIAL STATEMENTS' ACCOUNTS (Cont.)

b) LOAN PORTFOLIO (Cont.)

b.4) PROVISION FOR DOUBTFUL LOANS (Cont.)

Classification of loans by economic sector

At December 31, 2002 (Expressed in bolivianos):

	Current	Overdue	In default	Contingent	Provision for doubtful loans
Agriculture	79,653,866	1,709,665	10,352,515	42,235	7,365,182
Livestock and related service activities	-	-	-	-	-
Hunting, silviculture and fishing	905,498	-	483,208	-	447,304
Extraction of oil and gas	16,875,380	-	-	191,115	32,452
Exploitation of mines and quarries	1,930,003	-	802,961	4,700	539,657
Manufacture industries	688,629,008	12,307,790	113,637,436	32,313,874	86,136,195
Prod. and Dist. of Elect. Water and Gas	35,035,063	-	29,901	907,359	118,009
Construction and related works	326,245,476	5,952,346	58,754,724	29,046,017	30,607,390
Wholesale and retail trade	431,132,047	2,957,674	51,509,801	98,412,846	37,627,499
Hotels and restaurants	82,263,430	32,927	1,012,232	597,121	1,112,818
Transport, storage and communication	114,292,823	625,160	10,933,080	6,778,566	8,687,225
Financial intermediation	62,666,659	459,254	14,090,736	112,448,369	13,957,877
Administrative lease / real estate activities	577,554,727	5,981,857	43,166,216	16,661,063	30,954,158
Computer science, research and development					
Professional services					
Public Adm. Of social security	676,102	58,911	71,387	293,859	110,567
Education	44,244,357	20,186	6,795,999	563,083	2,795,222
Health and services related activities	58,229,582	702,387	4,309,818	8,993,813	3,285,820
Other services related activities	584,278			219,876	
TOTAL	2,520,918,299	30,808,157	315,950,014	307,473,896	223,777,375

At December 31, 2001 (Restated and reclassified):

	Current	Overdue	In default	Contingent	Provision for doubtful loans
Agriculture	72,894,068	2,172,629	6,678,902	41,888	4,561,738
Livestock and related service activities	-	-	-	-	-
Hunting, silviculture and fishing	520,902	-	-	-	-
Exploitation of mines and minerals	15,455,635	312,651	841,847	834,020	779,487
Manufacture industries	647,403,132	8,268,876	86,697,993	18,999,664	50,466,414
Prod. and Dist. of Elect. Water and Gas	14,399,126	-	-	622,838	778
Construction and related works	394,837,610	1,502,643	54,825,004	30,599,856	29,311,440
Wholesale and retail trade	615,013,563	12,710,292	59,468,388	129,372,247	38,083,584
Hotels and restaurants	87,285,293	214,410	3,223,233	22,440	1,536,139
Transport, storage and communication	120,704,932	632,857	12,482,125	10,577,558	9,853,684
Financial intermediation	77,259,609	531,984	12,954,276	108,373,056	12,401,025
Administrative lease / real estate activities	483,457,065	5,390,349	24,301,936	33,992,100	14,487,651
Computer science, research and development	-	-	-	-	-
Professional services	-	-	-	-	-
Public Adm. Of social security	4,336,615	-	-	1,283,072	12,138
Education	44,515,050	137,311	490,708	380,836	482,919
Health and services related activities	91,786,210	447,380	3,520,448	13,493,199	2,529,119
Other services related activities	-	-	-	-	-
TOTAL	2,669,868,810	32,321,382	265,484,860	348,592,774	164,506,116

BANCO MERCANTIL SOCIEDAD ANONIMA

NOTES TO THE FINANCIAL STATEMENTS AT DECEMBER 31, 2002 AND 2001

NOTE 8 – COMPOSITION OF THE FINANCIAL STATEMENTS' ACCOUNTS (Cont.)

b) **LOAN PORTFOLIO** (Cont.)

b.4) **PROVISION FOR DOUBTFUL LOANS** (Cont.)

Classification of loans by type of guarantee

At December 31, 2002 (Expressed in bolivianos):

	Current	Overdue	In default	Contingent	Provision for doubtful loans
Bank guarantees	7,688,551	-	-	6,719,931	357,916
Deposits in the entity	23,805,048	373	57,246	17,770,040	17,312
Mortgage guarantee urban bldg.	1,520,352,193	18,589,623	193,142,737	18,881,360	86,257,597
Mortgage guarantee rural bldg.	126,950,099	1,315,611	18,912,923	1,204,890	13,117,214
Mortgage guarantee vehicles	57,861,153	1,106,533	9,860,527	113,038	7,437,962
Mortgage guarantee aircrafts	4,347,197	-	-	-	73,908
Delivered collateral	125,477	-	-	-	837
Non delivered collateral	359,493,894	5,890,875	53,137,689	16,648,926	20,518,880
Securities as guarantees	59,712,939	-	-	-	1,460,260
Bonds as guarantees	42,532,517	-	-	-	95,065
Mining concessions	-	-	-	-	-
Other guarantees	43,062,539	214,752	73,196	20,016,846	678,723
Personal guarantees	206,849,646	3,425,019	21,625,113	106,788,325	63,947,817
No guarantees	68,137,046	265,371	19,140,583	119,330,540	29,813,884
TOTAL	2,520,918,299	30,808,157	315,950,014	307,473,896	223,777,375

At December 31, 2001 (Restated and reclassified):

	Current	Overdue	In default	Contingent	Provision for doubtful loans
Bank guarantees	26,499,425	-	-	9,303,002	90
Deposits in the entity	27,171,103	194,480	21,409	33,861,473	83,386
Mortgage guarantee urban bldg.	1,707,920,185	19,876,014	163,509,950	40,855,595	71,538,910
Mortgage guarantee rural bldg.	172,582,508	1,226,052	18,348,509	10,948,092	13,546,473
Mortgage guarantee vehicles	58,537,700	781,121	6,874,761	215,516	6,860,418
Mortgage guarantee aircrafts	2,119,333	-	-	-	-
Delivered collateral	15,376,394	-	-	-	-
Non delivered collateral	227,332,428	7,392,856	41,695,075	43,080,343	14,756,627
Securities as guarantees	38,829,631	-	-	351,560	-
Bonds as guarantees	25,539,979	-	-	-	-
Mining concessions	48,332,308	-	-	-	-
Other guarantees	22,216,488	48,924	27,654	17,840,950	11,242
Personal guarantees	171,686,891	1,596,495	19,883,779	105,204,725	32,759,191
No guarantees	125,724,437	1,205,440	15,123,723	86,931,518	24,949,779
TOTAL	2,669,868,810	32,321,382	265,484,860	348,592,774	164,506,116

BANCO MERCANTIL SOCIEDAD ANONIMA

NOTES TO THE FINANCIAL STATEMENTS AT DECEMBER 31, 2002 AND 2001

NOTE 8 – COMPOSITION OF THE FINANCIAL STATEMENTS' ACCOUNTS (Cont.)

b) **LOAN PORTFOLIO** (Cont.)

b.4) **PROVISION FOR DOUBTFUL LOANS** (Cont.)

Classification of loans by loan qualification, in amounts and percentages

At December 31, 2002 (Expressed in bolivianos):

Qualification	Current		Overdue		Indefault		Contingent		Provision	
	Amount	%	Amount	%	Amount	%	Amount	%	Amount	%
1. Normal	2,026,043,665	80%	8,434,348	27%	-	0%	260,998,497	85%	3,205,122	1%
2.With potential problems	334,792,262	13%	1,924,534	6%	-	0%	43,596,050	14%	15,005,122	7%
3. Deficient	145,351,893	6%	15,337,324	50%	47,231,925	15%	909,954	0%	21,434,626	10%
4. Doubtful	2,625,365	1%	2,940,697	10%	99,410,414	31%	1,158,699	1%	46,336,111	21%
5. Lost	12,105,114	0%	2,171,254	7%	169,307,675	54%	810,696	0%	137,796,394	62%
Total	2,520,918,299	100%	30,808,157	100%	315,950,014	100%	307,473,896	100%	223,777,375	100%

At December 31, 2001 (Restated and reclassified):

Qualification	Current		Overdue		In default		Contingent		Provision	
	Amount		Amount	%	Amount	%	Amount	%	Amount	%
1. Normal	2,192,618,447	82%	74,339	0%	-	0%	321,309,930	92%	1,119,530	1%
2.With potential problems	342,262,032	13%	8,972,717	28%	-	0%	22,847,591	7%	320,545	0%
3. Deficient	103,364,021	4%	19,696,602	61%	20,485,063	8%	3,444,529	1%	657,492	0%
4. Doubtful	23,395,953	1%	2,710,799	8%	118,615,393	44%	150,708	0%	50,810,570	31%
5. Lost	8,228,358	0%	866,925	3%	126,384,404	48%	840,016	0%	111,597,979	68%
Total	2,669,868,811	100%	32,321,382	100%	265,484,860	100%	348,592,774	100%	164,506,116	100%

Loan concentration by number of clients, in amounts and percentages

At December 31, 2002 (Expressed in bolivianos):

	Current		Overdue		In default		Contingent		Provision	
	Amount	%	Amount	%	Amount	%	Amount	%	Amount	%
1 to 10 major borrowers	406,403,506	16%	4,655,116	15%	14,919,632	5%	33,663,107	11%	10,027,784	4%
11 to 50 major borrowers	582,887,733	23%	8,335,510	27%	110,688,693	35%	80,533,152	26%	84,434,796	38%
51 to 100 major borrowers	270,069,272	11%	2,484,516	8%	54,773,619	17%	47,939,109	16%	30,911,813	14%
Others	1,261,557,788	50%	15,333,015	50%	135,568,070	43%	145,338,528	47%	98,402,982	44%
Total	2,520,918,299	100%	30,808,157	100%	315,950,014	100%	307,473,896	100%	223,777,375	100%

At December 31, 2001 (Restated and reclassified):

	Current		Overdue		In default		Contingent		Provision	
	Amount	%	Amount	%	Amount	%	Amount	%	Amount	%
1 to 10 major borrowers	428,138,126	16%	7,064,444	22%	-	0%	38,065,364	11%	-	0%
11 to 50 major borrowers	584,442,351	22%	1,953,360	6%	77,749,160	29%	87,865,815	25%	39,474,287	24%
51 to 100 major borrowers	293,361,329	11%	9,233,378	29%	62,671,251	24%	54,292,064	16%	34,762,438	21%
Others	1,363,927,004	51%	14,070,200	43%	125,064,449	47%	168,369,531	48%	90,269,391	55%
Total	2,669,868,810	100%	32,321,382	100%	265,484,860	100%	348,592,774	100%	164,506,116	100%

BANCO MERCANTIL SOCIEDAD ANONIMA

NOTES TO THE FINANCIAL STATEMENTS AT DECEMBER 31, 2002 AND 2001

NOTE 8 – COMPOSITION OF THE FINANCIAL STATEMENTS' ACCOUNTS (Cont.)

b) **LOAN PORTFOLIO** (Cont.)

b.4) **PROVISION FOR DOUBTFUL LOANS** (Cont.)

Evolution of the loan portfolio for the last three years, at December 31, 2002 (in bolivianos)

SITUATION OF THE LOAN PORTFOLIO	BALANCES AT 12.31.02	BALANCES AT 12.31.01 (Restated and reclassified)	BALANCES AT 12.31.00 (Restated and reclassified)
CURRENT	2,520,918,299	2,669,868,810	2,942,884,937
OVERDUE	30,808,157	32,321,382	35,474,201
IN DEFAULT	315,950,014	265,484,860	194,706,765
DIRECT LOANS	2,867,676,470	2,967,675,052	3,173,065,903
CONTINGENT LOANS	307,473,896	348,592,774	478,299,934
TOTAL LOANS	**3,175,150,366**	**3,316,267,826**	**3,651,365,837**
SPECIFIC PROVISION	220,092,700	163,761,367	126,155,060
GENERIC PROVISION	282,406	-	-
SPECIFIC PROVISION FOR CONTINGENT ASSETS	3,684,675	744,749	2,674,911
GENERIC PROVISION FOR CONTINGENT ASSETS	96,375	595	
TOTAL PROVISIONS	**224,156,156**	**164,506,711**	**128,829,971**
CHARGES FOR SPECIFIC PROVISION FOR DOUBTFUL LOANS	91,501,551	56,698,486	57,096,462
FINANCIAL INTEREST	330,708,592	402,959,875	438,624,621
SUSPENDED INTEREST	102,471,434	104,257,021	68,796,205
LINES OF CREDIT - GRANTED BUT NOT USED	591,458,142	453,530,685	598,989,469
TOTAL LINES OF CREDIT GRANTED	**591,458,142**	**453,530,685**	**598,989,469**
WRITE OFFS	27,949,027	23,785,978	21,969,007
NUMBER OF BORROWERS	19,670	21,019	21,858

b) **INVESTMENTS**

c.1) **SHORT TERM INVESTMENTS**

The composition at December 31, 2002 and 2001, is as follows:

	2002 Bs	2001 (Restated) Bs
Investments in BCB	-	-
Fixed term deposits in local financial entities	7,258,292	3,401,187
Fixed term deposits in foreign financial entities	1,122,000	1,122,000
Other securities from foreign financial entities	69,877,490	-
Government Treasury bills and bonds	282,783,616	400,395,218
Securities in foreign non financial public and private entities	15,562,615	-
Participation in mutual funds	18,620,722	38,743,842
RAL Fund participation	313,601,369	333,174,340
Carried forward	708,826,104	776,836,587

BANCO MERCANTIL SOCIEDAD ANONIMA

NOTES TO THE FINANCIAL STATEMENTS AT DECEMBER 31, 2002 AND 2001

NOTE 8 – COMPOSITION OF THE FINANCIAL STATEMENTS' ACCOUNTS (Cont.)

c) **INVESTMENTS** (Cont.)

c.1) **SHORT TERM INVESTMENTS** (Cont.)

	2002 Bs	2001 (Restated) Bs
Brought forward	708,826,104	776,836,587
Securities in local non financial public entities purchased with a resale agreement	13,909,060	6,141,798
Securities in financial entities purchased with a resale agreement	10,280,689	59,493,205
Securities from non-financial entities purchased with a resale agreement	2,288,880	-
Extended deposit service in BCB	7,480,000	-
Accrued financial interest receivable	8,251,005	11,143,400
	751,035,738	853,614,990

c.2) **LONG TERM INVESTMENTS**

The composition at December 31, 2002 and 2001, is as follows:

	2002 Bs	2001 (Restated) Bs
External debt bonds (net of provision for devaluation of investments at December 31, 2002 and 2001 for the amounts of Bs3,880,301 and Bs4,263,086 respectively)	2,364,148	4,235,140
Fixed term deposits in local financial entities	24,544,735	47,605,476
Fixed term deposits in foreign financial entities	7,480,000	-
Participation in related financial entities:		
Mercantil de Inversiones Bursátiles S.A.	14,855,631	16,299,467
Investments in Administradora de Tarjetas de Crédito - ATC	3,274,949	3,274,949
Warrant Mercantil S.A.	6,786,560	5,872,806
Universal Brokers S.A.	876,144	771,954
SAFI Mercantil S.A.	7,711,119	5,111,306
Bolsa Boliviana de Valores	448,809	448,809
Corporación Andina de Fomento	691,900	691,900
Other investments	1,312,906	1,312,906
Investments in other non financial entities		
Treasury bills	6,950,522	-
Transredes bonds	22,560,160	22,589,600
Telephone shares	2,660,289	1,169,892
Other investments	379,018	1,906,206
Accrued interest receivable	1,821,148	4,428,889
	104,718,038	115,719,300

BANCO MERCANTIL SOCIEDAD ANONIMA

NOTES TO THE FINANCIAL STATEMENTS AT DECEMBER 31, 2002 AND 2001

NOTE 8 – COMPOSITION OF THE FINANCIAL STATEMENTS' ACCOUNTS (Cont.)

c) INVESTMENTS (Cont.)

c.2) LONG TERM INVESTMENTS

At December 31, 2002 and 2001 the Bank had investments in Mercantil de Inversiones Bursátiles S.A. in the amount of Bs14,855,631 and Bs16,299,468, in Universal Brokers S.A. in the amount of Bs876,144 and Bs771,954, in Sociedad Administradora de Fondos de Inversión Mercantil S.A. in the amount of Bs7,711,119 and Bs5,111,306 and in Warrant Mercantil S.A. in the amount of Bs6,786,560 and Bs5,872,806, respectively. The investments at December 31, 2002 and 2001 are valued at the proportional equity value arisen from the non audited financial statements at November 30, 2002 and 2001 of UNIBROSA and MIBSA and at December 31, 2002 and 2001 of SAFIMSA and WAMSA.

	SAFI Mercantil S.A.		Mercantil de Inversiones S.A.		Universal Brokers S.A.		Warrant Mercantil S.A.	
	2002	2001	2002	2001	2002	2001	2002	2001
Capital participation percentage	98%	98%	99.99%	99.99%	33.00%	33.00%	60.40%	60.40%
Amount of owned shares	24,500	24,500	19,998	19,998	1,980	1,980	28,992	28,992
Type of owned shares	Ordinary	Ordinary	Ordinary	Ordinary	Common	Common	Common	Common
Percentage of owned votes	98.00%	98.00%	99.99%	99.99%	33.00%	33.00%	60.40%	60.40%
Profits (loss) for the year	2,172,922	2,321,677	2,667,947	5,033,379	52,399	493,024	1,277,352	872,842
Summary of balance sheet accounts:								
Total assets	8,953,640	6,817,826	61,198,027	141,832,535	3,864,658	4,186,357	12,845,018	11,260,797
Total liabilities	1,113,948	1,151,056	45,994,572	125,531,437	1,139,457	1,512,855	1,614,692	1,296,678
Net shareholders' equity	7,839,692	5,666,770	15,203,455	16,301,098	2,725,201	2,673,502	11,230,326	9,964,119

d) OTHER ACCOUNTS RECEIVABLE

The composition at December 31, 2002 and 2001, is as follows:

	2002	2001 (Restated)
	Bs	Bs
Advance payment	8,607,783	9,720,017
Transaction tax advance payment	1,452,422	8,677,239
Recoverable expenses	7,621,642	6,443,955
Anticretico agreements	6,376,877	5,972,569
Tax credit - IVA	102,462	134,047
Commissions receivable	312,814	25,719
Tax certificates	5,639,541	76,521
Indemnities from claims	1,860,817	1,843,751
Pending operations Receivables	15,540,990	10,159,337
Amounts handed out as guarantees	115,692	-
Provision for other accounts receivable	(15,197,681)	(12,709,279)
	32,433,359	30,343,876

BANCO MERCANTIL SOCIEDAD ANONIMA

NOTES TO THE FINANCIAL STATEMENTS AT DECEMBER 31, 2002 AND 2001

NOTE 8 – COMPOSITION OF THE FINANCIAL STATEMENTS' ACCOUNTS (Cont.)

e) ASSETS RECEIVED IN PAYMENT OF LOANS

The composition at December 31, 2002 and 2001, is as follows:

	2002 Bs	2001 (Restated) Bs
Adjudicated assets		
Within holding period	568,777	1,462,264
Exceeding holding period	903,199	1,006,565
	1,471,976	2,468,829
Adjudicated buildings		
Within holding period	57,890,187	28,535,671
Exceeding holding period	17,279,761	19,685,013
	75,169,948	48,220,684
Other assets received in payment of loans	-	-
Assets out of use	81,944	90,006
Subtotal	76,723,868	50,779,519
Provisions		
Assets received in recovery of loans	(16,246,311)	(14,549,605)
Assets out of use	(81,944)	(90,006)
Other assets received in payment of loans	-	-
Subtotal	(16,328,255)	(14,639,611)
	60,395,613	36,139,908

BANCO MERCANTIL SOCIEDAD ANONIMA

NOTES TO THE FINANCIAL STATEMENTS AT DECEMBER 31, 2002 AND 2001

NOTE 8 – COMPOSITION OF THE FINANCIAL STATEMENTS' ACCOUNTS (Cont.)

f) FIXED ASSETS

The composition at December 31, 2002 and 2001, is as follows:

	Restated values		Accumulated depreciation		Residual value	
	2002	2001 (Restated)	2002	2001 (Restated)	2002	2001 (Restated)
	Bs	Bs	Bs	Bs	Bs	Bs
Land	45,763,657	45,763,657	-	-	45,763,657	45,763,657
Building	114,825,591	100,023,453	19,668,169	17,123,503	95,157,422	82,899,950
Furniture and fittings	14,192,805	14,110,942	8,435,300	7,433,756	5,757,505	6,677,186
Equipment and installations	22,621,992	22,385,485	13,219,079	11,043,949	9,402,913	11,341,536
Computer equipment	101,795,184	97,831,405	77,426,819	61,177,522	24,368,365	36,653,883
Vehicles	5,848,091	6,561,725	4,873,519	4,468,741	974,572	2,092,984
Works of art	804,298	805,767	-	-	804,298	805,767
Construction work	1,048,582	13,180,010	-	-	1,048,582	13,180,010
	306,900,200	300,662,444	123,622,886	101,247,471	183,277,314	199,414,973

At December 31, 2002 and 2001, depreciation of fixed assets was recorded for Bs23,744,485 and Bs24,222,183, respectively.

Technical appraisals of fixed assets are in accordance with current legal dispositions and generally accepted accounting principles. In this regard, the Bank assigned Price Waterhouse Consultores de Empresas Ltda. to conduct a technical study to appraise land and buildings. The above mentioned company presented a report on April 20, 1995, establishing an increase in the value of land in the amount of Bs3,672,316 and of buildings for Bs7,242,567, amounting to Bs10,914,883, equivalent to US$ 2,036,359 at the exchange rate at that date.

The General Extraordinary Shareholders' Meeting held on July 21, 1995, approved the report of technical appraisal of fixed assets and authorized its inclusion in the financial statements of the Bank. However, the Regulator of Banks and Financial Entities, on September 14, 1995, reversed the accounting procedure for the above mentioned appraisal, instructing the reversal of the corresponding accounting entry.

Had the Bank accounted for the above mentioned appraisal, the shareholders' equity of the Bank at December 31, 2002 and 2001, would be of approximately US$ 57,600,000.

NOTE 8 – COMPOSITION OF THE FINANCIAL STATEMENTS' ACCOUNTS (Cont.)

g) OTHER ASSETS

The composition at December 31, 2002 and 2001, is as follows:

	2002 Bs	2001 (Restated) Bs
Various Assets:		
Stationery, office materials and supplies	2,108,851	2,436,201
Others	22,591	24,814
Deferred charges	13,550,997	15,411,190
Pending operations:		
Remittances in transit	14,925,798	8,232,321
Funds allocated to authomatic teller machines	60,378,917	54,425,385
Credit card pending operations	2,037,872	3,029,716
Cash failures	313,085	182,467
Pending operations payable	-	220
Other pending operations	4,040,174	2,306,295
	97,378,285	86,048,609

Amortization of deferred charges charged to the income for the year was Bs5,969,906 and Bs5,456,504, at December 31, 2002 and 2001, respectively

h) LIABILITIES WITH THE PUBLIC

The composition at December 31, 2002 and 2001, is as follows:

	2002 Bs	2001 (Restated) Bs
Checking accounts	792,676,350	759,707,425
Checking accounts with no movement	3,197,915	4,342,934
Sight deposits	274,978	323,608
Documents for immediate collection payable	103,263	107,710
Certified checks	1,728,998	3,318,520
Drafts and transfers payable	2,704,508	3,951,978
Collections to be reimbursed	137,980	-
Overdue securities and deposits	28,600,301	33,390,479
Legal deposits	178,940	178,091
Third party funds for stock market operations	-	150,039
Savings accounts	941,228,393	970,199,609
Carried forward	1,770,831,626	1,775,670,393

BANCO MERCANTIL SOCIEDAD ANONIMA

NOTES TO THE FINANCIAL STATEMENTS AT DECEMBER 31, 2002 AND 2001

NOTE 8 – COMPOSITION OF THE FINANCIAL STATEMENTS' ACCOUNTS (Cont.)

h) **LIABILITIES WITH THE PUBLIC** (Cont.)

	2002	2001 (Restated)
	Bs	Bs
Brought forward	1,770,831,626	1,775,670,393
Savings accounts with no movement	5,166,953	6,825,286
Fixed term deposits	1,401,442,314	1,517,437,513
Legal withholdings	5,587,708	4,788,705
Current accounts closed	3,461,871	3,777,150
Term deposits as collateral	64,253,016	46,931,873
Deposits as collateral prepaid letters of credit	871,888	430,736
Other deposits as collateral	7,286,663	6,672,035
Accrued interest payable	41,491,424	48,754,603
	3,300,393,463	3,411,288,294

i) **LIABILITIES WITH FISCAL INSTITUTIONS**

The composition at December 31, 2002 and 2001, is as follows:

	2002	2001 (Restated)
	Bs	Bs
Certified checks	55,102	60,524
Drafts and transfers payable	3,399	3,733
Fiscal deposits accounts	21,674,754	20,835,473
Legal deposits	399,522	552,818
Public officer checks	1,669	1,833
	22,134,446	21,454,381

j) **LIABILITIES WITH BANKS AND FINANCIAL ENTITIES**

The composition at December 31, 2002 and 2001, is as follows:

BANCO MERCANTIL SOCIEDAD ANONIMA

NOTES TO THE FINANCIAL STATEMENTS AT DECEMBER 31, 2002 AND 2001

NOTE 8 – COMPOSITION OF THE FINANCIAL STATEMENTS' ACCOUNTS (Cont.)

j) **LIABILITIES WITH BANKS AND FINANCIAL ENTITIES** (Cont.)

	2002 Bs	2001 (Restated) Bs
Sight deposits from banks and financial entities		
Deposits in current accounts transferred from non banking financial entities	8,290,486	7,925,210
Participation in RAL Funds transferred from non financial entities	20,188,494	20,529,437
Deferred letters of credit Bolivian Central Bank	9,107,317	23,074,721
	37,586,297	51,529,368
Liabilities with other financial entities		
External short term financing	24,286,773	-
External middle term financing	249,333	1,246,667
External long term financing	68,665,698	162,802,603
Correspondents deferred short term letters of credit	9,705,726	7,050,220
Liabilities with second tier financial entities	131,019,784	169,094,452
Liabilities with other financial entities	89,019,071	41,178,930
Accrued financial interest payable	3,562,005	7,570,478
	326,508,390	388,943,350
	364,094,687	440,472,718

k) **OTHER ACCOUNTS PAYABLE**

The composition at December 31, 2002 and 2001, is as follows:

	2002 Bs	2001 (Restated) Bs
Financial intermediation	838,608	990,662
Others:		
Management checks	5,708,260	14,396,377
Withholdings ordered by public authorities	300	1,263
Tax creditors on withholdings to third parties	525,837	1,004,649
Tax creditors on taxes payable by the Bank	1,907,080	2,074,414
Commissions payable	63,376	77,647
Dividends payable	794,172	666,513
Other creditors:		
Deferred income	4,022,262	241,955
Others	26,986,135	30,051,740
Carried forward	40,846,030	49,505,220

BANCO MERCANTIL SOCIEDAD ANONIMA

NOTES TO THE FINANCIAL STATEMENTS AT DECEMBER 31, 2002 AND 2001

NOTE 8 – COMPOSITION OF THE FINANCIAL STATEMENTS' ACCOUNTS (Cont.)

k) **OTHER ACCOUNTS PAYABLE** (Cont.)

	2002 Bs	2001 (Restated) Bs
Brought forward	40,846,030	49,505,220
Provisions :		
Provision for indemnities	15,278,797	15,730,797
Provision for income tax	-	8,677,239
Provision for IPBIVA	821,065	611,473
Administrative provisions	4,810,807	2,397,265
Pending operations:		
Remittances in transit	9,062,182	14,344,805
Cash failures	152,352	295,848
Operations payable	27,899	57,058
Untimely operations	2	11,491
Other pending operations	100,262	9,095
	71,099,396	91,640,291

l) **PROVISIONS**

The composition at December 31, 2002 and 2001, is as follows:

	2002 Bs	2001 (Restated) Bs
Specific provision for contingent assets	3,684,675	744,750
Generic provision for contingent assets	96,375	594
	3,781,050	745,344

m) **SUBORDINATED LIABILITIES**

The composition at December 31, 2002 and 2001, is as follows:

	2002 Bs	2001 (Restated) Bs
Subordinated liabilities with:		
Local financial entities	22,440,000	26,928,000
Foreign financial entities	-	11,220,000
Accrued interest payable	352,320	1,505,112
	22,792,320	39,653,112

BANCO MERCANTIL SOCIEDAD ANONIMA

NOTES TO THE FINANCIAL STATEMENTS AT DECEMBER 31, 2002 AND 2001

NOTE 8 – COMPOSITION OF THE FINANCIAL STATEMENTS' ACCOUNTS (Cont.)

n) FINANCIAL INCOME AND EXPENSES

The composition of financial income and expenses at December 31, 2002 and 2001, is as follows:

	2002 Bs	2001 (Restated and reclassified) Bs
FINANCIAL INCOME		
Interest on:		
Cash and cash equivalents	912,177	1,049,807
Short term investments	41,917,805	55,094,884
Current loans	305,257,658	381,010,111
Overdue loans	8,473,292	10,117,092
Loans in defult	16,977,642	11,832,672
Other accounts receivable	269,467	282,176
Long term investments	3,068,446	6,605,435
Commissions on contingent loans	6,932,322	9,507,285
	383,808,809	475,499,462

	2002 Bs	2001 (Restated) Bs
FINANCIAL LIABILITIES		
Charges for:		
Sight deposits	93,638,213	166,800,053
Liabilities with banks and financial entities	25,969,851	39,992,006
Other accounts payable	2,069,751	128,177
	121,677,815	206,920,236

o) RECOVERY OF FINANCIAL ASSETS

The composition at December 31, 2002 and 2001, is as follows:

	2002 Bs	2001 (Restated) Bs
Recovery of written off financial assets	34,603	5,622
Decrease in the provision for doubtful loans and other accounts receivable	1,371,282	5,371,274
Decrease in the provision for long term investments	382,785	-
	1,788,670	5,376,896

NOTE 8 – COMPOSITION OF THE FINANCIAL STATEMENTS' ACCOUNTS (Cont.)

p) UNCOLLECTIBLE CHARGES AND DEPRECIATION OF FINANCIAL ASSETS

The composition of uncollectible charges and depreciation of financial assets at December 31, 2002 and 2001, is as follows:

	2002	2001 (Restated)
	Bs	Bs
Charges for provision for doubtful loans and other accounts receivable	98,664,283	64,164,635
Charges for losses in short term investments	4,482,083	467,800
Charges for losses in financial long term investments	471,834	21,040
Write off of interest on loans	12,852,135	12,025,358
	116,470,335	76,678,833

q) OTHER OPERATIONAL INCOME AND EXPENSES

The composition at December 31, 2002 and 2001 is as follows:

OTHER OPERATIONAL INCOME	2002	2001 (Restated)
	Bs	Bs
Commissions and services	37,876,658	35,451,423
Exchange and arbitrage operations	13,575,779	12,233,414
Income from assets received in payment of loans	10,444,739	1,595,061
Non financial long term investments	8,366,842	9,633,867
Other operational income	20,069,021	15,266,164
	90,333,039	74,179,929

OTHER OPERATIONAL EXPENSES	2002	2001 (Restated)
	Bs	Bs
Commissions and services	15,761,940	15,220,251
Expenses on assets received in payment of loans	17,799,174	6,007,667
Loss on non financial long term investments	-	123,558
Other operational expenses	7,824,274	6,385,444
	41,385,388	27,736,920

NOTE 8 – COMPOSITION OF THE FINANCIAL STATEMENTS' ACCOUNTS (Cont.)

r) PRIOR YEARS INCOME AND EXPENSES

The composition at December 31, 2002 and 2001, is as follows:

	2002	2001 (Restated)
PRIOR YEARS INCOME	Bs	Bs
Prior years income	328,790	-
	328,790	-
PRIOR YEARS EXPENSES	Bs	Bs
Prior years expenses	240,194	158,585
	240,194	158,585

s) ADMINISTRATIVE EXPENSES

The composition at December 31, 2002 and 2001, is as follows:

	2002	2001 (Restated)
	Bs	Bs
Personnel expenses	59,914,723	68,496,198
Hired services	14,682,645	14,133,444
Insurance	3,476,738	3,057,427
Communications and moves	8,399,223	11,988,342
Tax	14,833,380	19,772,096
Maintenance and repairs	5,121,957	5,756,043
Depreciation and devaluation of fixed assets	23,744,485	24,223,537
Amortization of deferred charges	5,969,906	5,456,504
Other administrative expenses	28,716,873	32,959,298
	164,859,930	185,842,889

t) CONTINGENT ACCOUNTS

The composition at December 31, 2002 and 2001, is as follows:

BANCO MERCANTIL SOCIEDAD ANONIMA

NOTES TO THE FINANCIAL STATEMENTS AT DECEMBER 31, 2002 AND 2001

NOTE 8 – COMPOSITION OF THE FINANCIAL STATEMENTS' ACCOUNTS (Cont.)

t) CONTINGENT ACCOUNTS

	2002	2001 (Restated)
	Bs	Bs
Sight letters of credit	25,448,678	16,287,305
Deferred letters of credit	8,653,533	9,916,042
Prepaid letters of credit	586,815	36,213
Confirmed letters of credit	3,957,561	336,861
Stand by letters of credit	15,754,087	17,547,366
Guarantees	15,568,216	24,808,313
Counter-guaranteed guarantee receipts	19,069,863	22,126,822
Non counter-guaranteed guarantee receipts	121,599,975	152,041,302
Compromised lines of credit	96,835,168	105,492,550
	307,473,896	348,592,774

u) MEMORANDUM ACCOUNTS

At December 31, 2002 and 2001, memorandum accounts were as follows:

	2002	2001 (Restated)
	Bs	Bs
Securities and assets held in custody	8,660,784	29,787,571
Administration of securities and assets	729,453,649	715,543,050
Documents held for collection	23,200,329	27,396,805
Guarantees received		
Mortgage guarantees	5,820,784,715	6,230,184,273
Guarantees from other entities	157,330,084	158,914,858
Collateral	1,459,058,781	1,439,207,790
Security bond guarantees	55,697,591	54,958,989
Deposits in the financial entity	86,989,181	98,207,378
Guarantees in other financial entities	24,531,293	58,900,606
Seized assets	49	54
Other guarantees	111,821,970	77,019,928
Memorandum accounts:		
Credit lines granted but not used	591,458,143	453,530,685
Credit lines obtained but not used	974,177,259	1,286,448,111
Foreign checks	329,778	618,895
Securities and documents from the entity	993,780	305,751,498
Writte-off of uncollectible accounts	28,510,526	23,785,978
Suspended interest	102,471,434	104,257,022
Notified letters of credit	48,818,968	49,392,553
Other memorandum accounts	511,101	299,243
	10,224,799,415	11,114,205,287

NOTE 9 – SHAREHOLDERS' EQUITY

a) PAID IN CAPITAL

The Bank's authorized capital of Bs228,000,000 is divided into 2,280,000 shares with a value of Bs100 each, with one vote per share. It was approved by the Regulator of Banks and Financial Entities through Resolution SB N° 111/95 dated June 29, 1995.

The Extraordinary Shareholders' Meeting held on March 21, 2001 authorized an increase in paid in capital to the amount of Bs190,864,600 and the Extraordinary Shareholders' Meeting held on April 17, 2002 authorized an increase in paid in capital to the amount of Bs195,148,600. The new paid in capital was authorized by the Regulator of Banks and Financial Entities, through Resolution N° SB/082/2002 dated July 26, 2002. The increase in paid in capital corresponding to the decision made by the shareholders on March 21, 2001 was recorded in 2001, once the approving resolution from the Regulator of Banks and Financial Entities was obtained.

The proportional equity value per share at December 31, 2002 and 2001, is Bs213.19 and Bs225.61, respectively.

b) RESERVES

Legal

In accordance with current legislation and the Bank's bylaws, an amount equal to at least 10% of the Bank's profits must be transferred to a legal reserve until this reserve amounts to 50% of paid in capital.

The Shareholders' Meeting held on April 17, 2002, approved the constitution of the legal reserve for the amount of Bs5,175,600, from the income for the year 2001.

The Shareholders' Meeting held on March 21, 2001, approved the allocation of profits from 2000, for the amount of Bs2,555,000, to the legal reserve.

The General Ordinary Shareholders' Meeting held on April 12, 2000, approved the allocation of profits from 1999, in the amount of Bs4,345,700, to the legal reserve. At December 31, 2000, the above mentioned decision had not been accounted for. The accounting record of the constitution of the legal reserve for 2000 and 1999 was made in 2001.

Voluntary

This account represents retained earnings set aside in additional reserves to those required by legal and/or statutory regulations.

Other mandatory reserves

In accordance with the Accounting Manual for Banks and Financial Entities, the Bank recorded in this very account the restatement of shareholders' equity corresponding to 2002 for Bs35,950,043.

BANCO MERCANTIL SOCIEDAD ANONIMA

NOTES TO THE FINANCIAL STATEMENTS AT DECEMBER 31, 2002 AND 2001

NOTE 10 – RISK BASED WEIGHTING OF ASSETS

The consolidated risk based weighting of assets is as follows:

At December 31, 2002:

Code	Type	Recorded asset value Bs	Risk coefficient	Asset computed Bs
Category I	Assets with zero risk	980,833,700	0.00	-
Category II	Assets with 10% risk	-	0.10	-
Category III	Assets with 20% risk	877,644,879	0.20	175,528,976
Category IV	Assets with 50% risk	338,252,981	0.50	169,126,491
Category V	Assets with 75% risk	58,214,449	0.75	43,660,837
Category VI	Assets with 100% risk	2,982,314,570	1.00	2,982,314,570
Totals		5,237,260,579		3,370,630,874
10% of computed asset value				337,063,087
Computed net equity				378,550,111
Excess (Deficit) of shareholders' equity				41,487,024
Shareholders' equity sufficiency coefficient				11.23%

At December 31, 2001 (Restated):

Code	Type	Recorded asset value Bs	Risk coefficient	Asset computed Bs
Category I	Assets with zero risk	1,521,831,827	0.00	-
Category II	Assets with 10% risk	-	0.10	-
Category III	Assets with 20% risk	493,230,621	0.20	98,646,124
Category IV	Assets with 50% risk	520,466,398	0.50	260,233,199
Category V	Assets with 75% risk	-	0.75	-
Category VI	Assets with 100% risk	2,964,464,899	1.00	2,964,464,899
Totals		5,499,993,745		3,323,344,222
10% of computed asset value				332,334,422
Computed net equity				420,771,155
Excess (Deficit) of shareholders' equity				88,436,733
Shareholders' equity sufficiency coefficient				12.66%

BANCO MERCANTIL SOCIEDAD ANONIMA

NOTES TO THE FINANCIAL STATEMENTS AT DECEMBER 31, 2002 AND 2001

NOTE 11 – CONTINGENCIES

There were no operations that could result in possible liabilities or losses for the Bank aside from those recorded in the accounting

NOTE 12 – SUBSEQUENT EVENTS

No events or circumstances have arisen since December 31, 2002 which have a significant effect on these financial statements.

NOTE 13 – CONSOLIDATION

The Bank owns a majority interest in "Mercantil de Inversiones Bursátiles S.A. - MIBSA", "Sociedad Administradora de Fondos de Inversión Mercantil S.A. - SAFIMSA" and "Warrant Mercantil S.A. - WAMSA", and has control over "Universal Brokers S.A." Since these investments do not have a significant effect on the financial position, results of operations or cash flows of the Bank at December 31, 2002 and 2001, the financial statements of these companies have not been consolidated with the financial statements of the Bank, as it is required by Accounting Standard N° 8 of the College of Auditors.

NOTE 14 – RELEVANT FACTS

As referred to in Note 2.d), subparagraph III, the Regulator of Banks and Financial Entities, through Circular SB/413/2002, in compliance with Supreme Decree N°26838 dated November 9, 2002, disposed the modification of the Regulation for the Evaluation and Qualification of Loans.

In compliance with the above mentioned regulation, the Bank is to increase the amount of the provision for doubtful loans until March 31, 2003 in order to comply with the disposition issued by the regulatory entity. In this regard, and in compliance with the above mentioned regulations, these provisions will be constituted in the first semester in 2003. This constitution will generate a chrge of approximately Bs8,228,000 equivalent to US$ 1,100,000.

Eduardo Quintanilla Y.
President

Enrique Nowak
Trustee

Heriberto Isnado
Financial Auditor